UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8) *

ALICO, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o 734 Investors, LLC

410 Park Avenue, 17th Floor

New York, New York 10022

(212) 201-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person 734 Investors, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,200,405 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,200,405 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,405 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 42.93% (2)

14	Type of Reporting Person OO (Limited Liability Company)

(1)         Includes 20,000 shares of Common Stock owned by George R. Brokaw.  Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote these 20,000 shares as directed by 734 Investors, LLC.  The agreement also restricts Mr. Brokaw’s ability to sell these 20,000 shares except pro rata with sales by 734 Investors, LLC.  734 Investors, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(2)         The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as per the Issuer’s Form 10-K, filed December 6, 2018.

1	Name of Reporting Person 734 Agriculture, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,200,405 (1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,200,405 (1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,405 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 42.93% (2)

14	Type of Reporting Person OO (Limited Liability Company)

(1)         All of these shares of Common Stock may be deemed to be beneficially owned by 734 Agriculture, LLC solely in its capacity as the managing member of 734 Investors, LLC.  734 Agriculture, LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein. Includes 20,000 shares of Common Stock owned by George R. Brokaw.  Mr. Brokaw has entered into an agreement with 734 Investors, LLC to vote these 20,000 shares as directed by 734 Investors, LLC.  734 Agriculture, LLC disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

(2)         The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as per the Issuer’s Form 10-K, filed December 6, 2018.

1	Name of Reporting Person Remy W. Trafelet

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 298,514 (1)

	8	Shared Voting Power 3,391,465 (2)

	9	Sole Dispositive Power 298,514 (1)

	10	Shared Dispositive Power 3,391,465 (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,689,979 (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 49.49% (3)

14	Type of Reporting Person IN

(1)         137,752 of these shares of Common Stock are held by a limited liability company of which Mr. Trafelet is the sole owner.  Mr. Trafelet disclaims beneficial ownership of the shares held by such limited liability company except to the extent of his pecuniary interest therein.

(2)         3,200,405 of these shares of Common Stock may be deemed to be beneficially owned by Mr. Trafelet solely in his capacity as one of two controlling persons of 734 Agriculture, LLC.  Mr. Trafelet disclaims beneficial ownership of any shares of Common Stock held by 734 Investors, LLC and 734 Agriculture, LLC except to the extent of his pecuniary interest therein. The beneficial ownership numbers for Mr. Trafelet also include 191,060 shares held in accounts (including third-party accounts) of which Mr. Trafelet may be considered to be the indirect beneficial owner by virtue of his position with Trafelet Brokaw Capital Management, L.P. (“TBCM”), which manages such accounts.  Mr. Trafelet disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

(3)         The percentage of shares of Common Stock was determined using a denominator of 7,454,795 shares of Common Stock outstanding as of December 3, 2018, as per the Issuer’s Form 10-K, filed December 6, 2018.

Introduction.

This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 10, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, Amendment No. 4 filed with the SEC on March 30, 2015, Amendment No. 5 filed with the SEC on August 27, 2015, Amendment No. 6 filed with the SEC on October 12, 2018 and Amendment No. 7 filed with the SEC on November 11, 2018 by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”) and Remy W. Trafelet (as amended, the “Schedule 13D”).  For purposes of this Amendment No. 7, 734 Investors, 734 Agriculture and Mr. Trafelet are sometimes referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.  Except as indicated in this Amendment No. 8, to the knowledge of 734 Agriculture and Mr. Trafelet with respect to 734 Investors, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On December 3, 2018, Mr. Trafelet transferred 506,262 shares of Common Stock pursuant to a domestic relations order (the “Transferred Shares”). As of the date hereof, settlement of the transfer is pending for 426,440 of the Transferred Shares.  In addition, as of December 7, 2018, certain third-party accounts previously managed by Trafelet Brokaw Capital Management, L.P., (“TBCM”) are no longer managed by TBCM. Accordingly the shares held in such third party accounts - which could previously have been considered as indirectly beneficially owned by Mr. Trafelet by virtue of his position with TBCM - can no longer be considered as beneficially owned by him.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b)            Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 8 are incorporated herein by reference.

(c)                                  Except as described in this Schedule 13D, as amended, to the knowledge of 734 Agriculture and Mr. Trafelet with respect to 734 Investors, no other transactions in the Common Stock were effected by any of the Reporting Persons during the 60 days prior to the date of this Amendment No. 8.

(d)                                 Except as set forth in this Schedule 13D, as amended, to the knowledge of 734 Agriculture and Mr. Trafelet with respect to 734 Investors, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D, as amended.

(e)                                  Not applicable.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1 – Agreement pursuant to Rule 13d-1(k)

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2018

734 INVESTORS, LLC

By:	734 Agriculture, LLC, its managing member

	By:	/s/ Remy W. Trafelet
Remy W. Trafelet, Manager

734 AGRICULTURE, LLC

By:	/s/ Remy W. Trafelet
Remy W. Trafelet, Manager

REMY W. TRAFELET, individually

/s/ Remy W. Trafelet